Exhibit 1.10

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Exceeds Second Quarter 2010 Estimates for

Application Sales with a 73 Percent Increase Compared to Same

Period Last Year

Second Quarter Adjusted EBITDA was $11.7 Million Compared to $10.6 Million in First Quarter of 2010

SHANGHAI, ATLANTA, July 29, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced financial results for the quarter ended June 30, 2010. For the second quarter of 2010, Non-GAAP revenue(a) was $54.0 million and Non-GAAP net income(a) was $7.8 million, or $0.27 in Non-GAAP earnings per share(a), compared to Non-GAAP revenue of $50.6 million and Non-GAAP net income of $8.4 million, or $0.34 in Non-GAAP earnings per share in the second quarter of 2009. Second quarter 2010 Adjusted EBITDA(a) was $11.7 million, compared to $10.6 million in the first quarter of 2010 and $13.7 million in the second quarter of 2009.

Non-GAAP earnings per share was impacted by several factors, including the company’s transition to its hybrid software model that included increased upfront costs for sales and marketing and a higher tax rate than in previous quarters, as well as other expenses. In addition, CDC Software generated significant unrecognized revenue from Software as a Service (SaaS) sales, however, the full cost burden was recognized in the current quarter. Total contracted and unrecognized recurring revenue (TCURR), a measure of maintenance deferred revenue plus all remaining revenue value of SaaS contracts through the end of their respective terms, at the end of the second quarter 2010 was $67.5 million, an increase of 43 percent from $47.1 million in the second quarter of 2009, and a 29 percent increase from $52.5 million in the first quarter of 2010.

Second quarter 2010 application sales increased 73 percent to $13.5 million, from $7.8 million in the second quarter of 2009. Application sales are comprised of license revenue plus new secured total contract value of SaaS contracts. Secured Total Contract Value (STCV) is the contract dollar amount for the duration of the contracts for all SaaS contracts secured, including new logo contracts, upsell, rental, as well as all renewals received by the end of the quarter. The company’s estimates, announced in June 2010, provided that application sales during the second quarter of 2010 would increase by approximately 33-42 percent from the second quarter of 2009. The higher than expected results were due primarily to organic growth in the company’s core product lines.

License revenue from new logo sales in the second quarter of 2010 increased 131 percent to $3.0 million, compared to $1.3 million in the second quarter of 2009. New logo sales in the second quarter primarily came from the company’s Pivotal CRM, CDC Factory, CDC gomembers and China-based Human Resource Management products.

Second quarter 2010 license revenue increased by 13 percent to $8.8 million, compared to $7.8 million in the second quarter of 2009. Non-GAAP SaaS revenue(a) increased 53 percent to $2.6 million, compared to $1.7 million in the first quarter of 2010. STCV was $4.7 million, compared to $480,000 in the first quarter of 2010, due to organic growth, as well as recent acquisitions. Also, the number of enterprise deals (which includes on-premise and SaaS product lines, but excludes SaaS renewals) in the second quarter of 2010 totaled 344, compared to 249 in the second quarter of 2009 (which did not include SaaS). The number of new logo deals in the second quarter of 2010 increased to 120, compared to 108 in the second quarter of 2009.

Total Non-GAAP recurring revenue(a), which CDC Software defines as Non-GAAP maintenance(a) plus Non-GAAP SaaS revenue, increased by 10 percent to $27.3 million in the second quarter of 2010, from $24.8 million in the second quarter of 2009. CDC Software did not begin disclosing SaaS revenue until the fourth quarter of 2009. Second quarter 2010 Non-GAAP maintenance revenue declined slightly to $24.7 million, compared to $24.8 million in the second quarter of 2009, primarily due to the negative impact of currency exchange fluctuations. Second quarter 2010 services revenue was $16.8 million compared to $15.4 million in the first quarter of 2010. Second quarter 2010 gross margin for services increased to 27 percent, compared to 11 percent in the first quarter of 2010 because of increased utilization.

CDC Software’s cash and cash equivalents totaled $29.5 million at June 30, 2010. Second quarter 2010 Adjusted EBITDA margin (a) was 22 percent, compared to 27 percent in the second quarter of 2009 and 20 percent in the first quarter of 2010.

“We are very pleased with the strong growth in application sales that included a significant increase in new logo organic sales from our Front Office, Plant Floor, China-based HRM on-premise applications and CDC gomembers SaaS solutions,” said Bruce Cameron, president of CDC Software. “Notably, cross-selling was strong in the second quarter, compared to the first quarter of this year. Momentum has also been increasing for cross-selling our SaaS point solutions into our on-premise installed base, such as our on-premise CRM and supply chain solutions with our SaaS global trade management products. We are also very excited about closing a seven digit SaaS upsell deal to one of our largest financial services customers, who also is an on-premise CRM customer, during the second quarter.”

“We have also been seeing our SaaS applications serve as mission critical solutions for our customers, as our SaaS renewal rates averaged approximately 95 percent in the second quarter of 2010. Based upon the increase in SaaS revenue we have seen, our preliminary estimates and projections, and our projected bookings so far this year, we expect to see double digit quarter-to-quarter growth in SaaS revenue for at least the next few quarters. With SaaS revenue continuing to grow at a greater rate than our other revenue streams, and assuming modest maintenance revenue growth, we continue to expect to reach our goal of achieving recurring revenue closer to 70 percent of total revenue in the next few years.”

Cameron added, “We are forecasting a lower EPS for the next few quarters due to our continued transition to the hybrid software model, where we recognized increased sales and marketing costs upfront while building our TCURR significantly, as we experienced this past quarter. However, we believe the hybrid enterprise software model and reporting strong TCURR will help make us an even stronger company with more predictable revenue stream and profitability.”

DSO (days sales outstanding) in the second quarter of 2010 was 79 days, compared to 89 days for the second quarter of 2009. Accounts receivable as of June 30, 2010 was $48.2 million, compared to $44.7 million as of December 31, 2009. During the second quarter of 2010, about 53 percent of CDC Software’s total revenue was derived from North America, 33 percent from EMEA, and 14 percent from Asia/Pacific. Non-GAAP gross margin(a) improved to 63 percent during the second quarter of 2010, compared to 60 percent the same quarter of 2009.

CDC Software has also been executing on a series of strategies, outlined below, to expand its hybrid software model.

Acquire

In May 2010, CDC Software completed its largest SaaS acquisition to date, TradeBeam, a SaaS supply chain visibility and global trade management software company. In June 2010, CDC Software also acquired iDC, an enterprise resource planning (ERP) software solution provider for the state and local government and not-for-profit (NFP) markets that helps CDC Software expand its NFP and Public Sector solutions into the local and state government markets. As a result, CDC Software now has completed five cloud acquisitions since the latter part of the fourth quarter of 2009, and plans to continue to evaluate other acquisition opportunities.

Strategic Cloud Investment Partner Program (SCIPP)

As part of its acquisition strategy, CDC Software formed SCIPP under which it has made, and plans to continue making, minority investments in, and forming strategic reselling partnerships with, companies offering cloud-based or point solutions which complement its enterprise solutions portfolio. In the second quarter of 2010, under the SCIPP Program, CDC Software invested in Marketbright, a SaaS marketing automation solutions provider, and eBizNET, a provider of SaaS supply chain execution solutions. CDC Software has already developed a significant pipeline of deal opportunities with Marketbright and eBizNET.

Integrate

Much of CDC Software’s success with integrating its acquisitions can be attributed to its global technology and business infrastructure that offers compelling economies of scale. For example, the CDC gomembers business, which was acquired late in the fourth quarter of 2009, has already seen its EBITDA as a percentage of revenue increase to 30 percent in the second quarter of 2010, compared to an average of 16 percent in 2009, prior to the company being acquired by CDC Software. This improvement was achieved by utilizing CDC Software’s global sales and back office shared services center.

Many of CDC Software’s acquired SaaS companies and its SCIPP partnerships utilize a web services framework for integration. To leverage this integration capability, CDC Software uses CDC Software Connector, its middleware tool that is available on the cloud utilizing standards-based messaging and transport mechanisms, and application-to-application adaptors. Already, integration between Marketbright and Pivotal CRM; and Ross ERP and eBizNET are underway. Development of integration between TradeBeam and CDC Supply Chain is scheduled to begin in the third quarter of 2010.

Innovate

A key part of expanding CDC Software’s hybrid software model is its plan to develop SaaS applications that extend its current product offerings. As previously announced in May 2010 at a Microsoft press conference in India, CDC Software’s CDC Respond complaint management system will be its first cloud SaaS application developed with the Windows Azure platform. CDC Software has already piloted CDC Respond on the Azure platform and plans to deliver the product by the end of the year. The Windows Azure platform is a set of cloud computing services that can be used together or independently that enable developers to develop cloud applications.

By the end of 2010, CDC Software also plans to roll-out its on-premise discrete ERP solution, e-M-POWER, as a SaaS solution for the China market. e-M-POWER is designed to address the needs of small and medium-sized discrete manufacturers that include electronics, toy, watch, furniture and other industries in China.

During the second quarter of 2010, CDC Software also introduced several new products and version upgrades for its core on-premise ERP, supply chain management and customer relationship management (CRM) applications. One of its major new products included Pivotal Social CRM, a new module that integrates with Facebook, Google BlogSearch, InsideView, LinkedIn, and Twitter. The company also launched Pivotal CRM for Small and Mid-size Business (SMB), its CRM solution specifically tailored for organizations with fewer than 40 users. CDC Software also introduced several version upgrades for its on-premise ERP, supply chain management, complaint management, manufacturing operations management and enterprise performance management solutions.

Grow

Another key part of CDC Software’s growth strategy is its Strategic Alliance Program. During the second quarter of 2010, CDC Software signed five new original equipment manufacturers (OEM), including Servicepower Business Solutions Ltd., an outsourced service and field management solutions provider. CDC Software’s OEM sales pipeline has grown from $150,000 in the fourth quarter of 2009 to $1.5 million in the second quarter of 2010. In addition, partner revenue increased 28 percent to $3.7 million in the first half of 2010 compared to $2.9 million in the first half of 2009.

CDC Software’s Franchise Partner Program has been a key growth driver, especially in high growth regions such as in Latin America, India and China. In the second quarter of 2010, CDC Software also announced its plans to add Beijing Hinge Xin Yuan Software Co., Ltd. as its latest franchise partner and the second in China. CDC Software expects that Beijing Hinge Xin Yuan Software will help expand its CDC Platinum HRM solutions into the large state-owned enterprise (SOE) market in China.

Through the Franchise Partner Program, CDC Software funds investments, through the acquisition of majority control or minority stakes, in strategic partners located in high growth geographies. CDC Software believes that leveraging partners in emerging markets such as these can accelerate the company’s organic revenue growth rate.

In addition, CDC Software has seen strong growth potential for sales of its products in India. In the second quarter of 2010, CDC Software added six resellers from India and surrounding countries as part of its plans to expand its geographic footprint in India, Sri Lanka, Bhutan and Nepal. CDC Software’s Pivotal CRM solutions are already used by some of the leading brands in India including, Bharti AXA, CIBIL, and TTK Services. Also in the second quarter, one of India’s largest financial services entities, ICICI Group, selected Pivotal CRM for its various vertical groups that include banking, capital markets and other businesses.

Guidance:

CDC Software is revising its guidance for 2010 and 2011, which was previously provided on June 1, 2010. The revised guidance reflects organic growth and no future acquisitions, a higher tax rate impact and SaaS accounting requirements that cause full sales and marketing costs to be incurred upfront. Based upon preliminary financial projections and estimates, CDC Software now expects 2010 Non-GAAP earnings per share to be in a range of $1.02 to $1.08 per share, and 2010 Non-GAAP revenue to be in the range of $215 million to $225 million. CDC Software is also revising its estimates of 2011 Non-GAAP earnings per share to be in the range of $1.20 to $1.28 per share, and 2011 Non-GAAP revenue to be in the range of $240 million to $250 million.

Share Buyback

To date, CDC Software, management and certain affiliates of the company, have purchased an aggregate of approximately 788,018 shares at an average price of $9.34 per share.

Peter Yip, CEO of CDC Software said, “Overall, we are very pleased with our performance in both our on-premise and SaaS businesses. We have been making remarkable progress in expanding the company’s hybrid business. We expect to continue to expand our hybrid business model through organic growth, expanded cross selling, strategic investments and acquisitions. We are also making increased investments in R&D and marketing to help fuel our hybrid software expansion, and are focusing on emerging economies such as India, China, Russia and in the near future, Brazil. As part of that strategy, our Wells Fargo credit facility has provided us a with a low cost of capital, which helps to increase our options and flexibility to pursue faster organic growth and strategic acquisitions that can help to expand the company’s product offerings and scalability, especially in targeted emerging growth markets.”

Yip concluded, “We have solid business fundamentals, a strong financial foundation and a proven track record of successfully integrating acquisitions. Despite our EPS temporarily slowing down due to a higher tax rate, and the transition to a hybrid software model, increased sales/marketing costs and the build-up of TCURR, our Adjusted EBITDA has improved and remains strong. However, we expect to resume EPS growth in 2011 once our TCURR reaches approximately $100 million. We also believe our EPS is still among the highest in our selected software peer group. As we have stated previously, we feel our hybrid software strategy will promote long-term growth and, potentially, greater levels of shareholder value. The repurchase of shares, both at the corporate level as well as through my family’s purchases, demonstrates our ongoing confidence in our long-term strategy and we plan to continue repurchasing our shares since we feel they are a good investment.”

Conference Call

The Company’s senior management will host a conference call for financial analysts and investors, Thursday, July 29, 2010 at 8:30 AM EDT.

USA-based Toll Free Number: +1 (888) 603-6873

International: +1 (973) 582-2706

Pass code: # 88007864, Call Leader: Monish Bahl

This call is being webcast by Thomson Reuters and can be accessed at the following link:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=215971&eventID=3018326

Individual investors also can listen to the call through at the following link: www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via Thomsonone’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until August 12, 2010. U.S. based Toll Free Number: +1800-642-1687, U.S.-based Toll Number: +1 706-645-9291. Conference ID number: #. 88007864

Footnotes:

a) Adjusted Financial Measures

This press release includes Non-GAAP revenue, Non-GAAP recurring revenue, Non-GAAP SaaS revenue, Non-GAAP maintenance, Non-GAAP gross margin, Non-GAAP net income, Non-GAAP earnings per share, Adjusted EBITDA and Adjusted EBITDA margin, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). We believe that these Non-GAAP Financial Measures are helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue, gross margin, net income, net income margin, EBITDA and earnings per share prepared under GAAP. These Non-GAAP Financial Measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Revised 2009 Information

Results provided herein for 2009 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2009.

All dollar amounts are in U.S. dollars

Special Note Regarding CDC Software Financial Results, Estimates and Guidance

The financial results, estimates and guidance provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results, estimates and guidance do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results, estimates and guidance set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation or China.com, Inc., and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on hybrid enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations about any trends or momentum we may see in our sales and operations, our expectations regarding future levels of and performance in revenues, earnings per share, cross-selling, renewal rates and other metrics, and the continuation thereof, our expectations relating to our business model, as well as our goals and strategies and the achievement thereof, our beliefs regarding possible future acquisitions and investments, our plans and goals with respect to research and development and product development, our plans for future product launches and the value thereof, our plans and expectations relating to our Strategic Alliance Program, our Franchise Partner Program and SCIPP, and the potential benefits thereof, our expectations regarding future growth and expansion, our beliefs regarding our financial performance and its comparison to our selected peer group, our expectations regarding SaaS revenue, including momentum and expectations for revenue performance, our beliefs regarding the factors behind our success with integrations, our beliefs and expectations regarding our pipelines, including on-premise, cross-selling and SaaS, our beliefs regarding strategic partnerships, our beliefs regarding our credit facility with Wells Fargo Capital Finance and our access to, and uses thereof, our beliefs regarding our “acquire, integrate, innovate and grow” strategy and its effect on our positioning for long-term growth and profitability, our plans and expectations for future partnerships with third parties, our expectations regarding future revenues and the proportion of which may come from recurring sources, our beliefs regarding our scalable infrastructure, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2009 (b)	June 30, 2010
	Audited
ASSETS
Current assets:
Cash and cash equivalents	$40,349	$29,491
Restricted cash	113	93
Accounts receivable (net of allowance of $5,090 and $4,209 at December 31, 2009 and June 30, 2010, respectively)	44,660	48,195
Marketable securities	1,084	420
Prepayments and other current assets	7,970	11,389
Deferred tax assets	3,215	3,271

Total current assets	97,391	92,859

Property and equipment, net	5,288	5,713
Goodwill	155,617	170,658
Intangible assets	72,032	71,480
Deferred tax assets	32,051	31,967
Receivable from Parent	34,166	30,279
Note receivable due from related parties	680	1,666
Investment in cost method investees	604	1,457
Other assets	1,589	3,029

Total assets	$399,418	$409,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,185	$9,317
Purchase consideration payables	2,184	2,899
Income tax payable	3,853	5,160
Short-term bank loans	4,364	11,034
Accrued liabilities	23,048	20,523
Restructuring accruals, current portion	2,015	1,627
Deferred revenue	53,152	53,237
Deferred tax liabilities	1,151	1,078

Total current liabilities	101,952	104,875

Long-term debt	—	8,286
Deferred tax liabilities	21,875	21,784
Purchase consideration payables, net of current portion	810	2,718
Other liabilities	9,628	10,954

Total liabilities	134,265	148,617

Contingencies and commitments

Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; 4,800,000 and 4,800,000 shares issued as of December 31, 2009 and June 30, 2010, respectively; 4,679,037 and 4,383,201 shares outstanding as of December 31, 2009 and June 30, 2010, respectively	5	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; 24,200,000 shares issued as of December 31, 2009 and June 30, 2010; respectively 24,200,000 and 23,923,457 shares outstanding as of December 31, 2009 and June 30, 2010, respectively	24	24
Additional paid-in capital	249,219	250,526
Common stock held in treasury; 120,963 and 693,342 shares as of December 31, 2009 and June 30, 2010, respectively	(1,118)	(6,618)
Retained earnings	16,843	21,494
Accumulated other comprehensive income (loss)	10	(5,339)

Total shareholders’ equity	264,983	260,092

Noncontrolling interest	170	399

Total equity	265,153	260,491

Total liabilities and shareholders’ equity	$399,418	$409,108

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	March 31, 2010	June 30, 2010
REVENUE:
Licenses (including royalties from related parties of $466 and $530, respectively)	$7,923	$8,817
Maintenance (including royalties from related parties of $69 and $111, respectively)	24,870	23,866
Professional services (including royalties from related parties of Nil and $114, respectively)	15,298	16,624
Hardware	907	1,141
SaaS	1,530	2,143

Total revenue	50,528	52,591

COST OF REVENUE:
Licenses	4,749	5,047
Maintenance	4,164	4,137
Professional services	13,743	12,302
Hardware	774	853
SaaS	538	1,273

Total cost of revenue	23,968	23,612

Gross profit	26,560	28,979
Gross margin %	53%	55%

OPERATING EXPENSES:
Sales and marketing expenses	9,569	9,670
Research and development expenses	6,686	7,062
General and administrative expenses	8,267	8,857
Operating expenses allocated to Parent	(2,342)	(1,947)
Exchange (gain) loss	623	(1,155)
Amortization expenses	1,280	1,296
Restructuring and other charges	573	602

Total operating expenses	24,656	24,385

Operating income	1,904	4,594
Operating margin %	4%	9%

Other income (loss), net	730	(10)

Income before income taxes	2,634	4,584
Income tax benefit (expense)	(580)	(1,452)

Net income	2,054	3,132
Net income attributable to noncontrolling interest	(88)	(141)

Net income attributable to controlling interest	$1,966	$2,991

Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.07	$0.11

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.07	$0.11

Weighted average shares of class A outstanding - basic and diluted	4,596,329	4,509,011

Weighted average shares of class B outstanding - basic and diluted	24,196,927	23,923,457

Total weighted average shares - basic and diluted	28,793,256	28,432,468

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended June 30,
	2009	2010
REVENUE:
Licenses (including royalties from related parties of $145 and $530, respectively)	$7,826	$8,817
Maintenance (including royalties from related parties of $54 and $111, respectively)	24,820	23,866
Professional services (including royalties from related parties of Nil and $114, respectively)	17,304	16,624
Hardware	659	1,141
SaaS	—	2,143

Total revenue	50,609	52,591

COST OF REVENUE:
Licenses	4,935	5,047
Maintenance	3,678	4,137
Professional services	14,455	12,302
Hardware	637	853
SaaS	—	1,273

Total cost of revenue	23,705	23,612

Gross profit	26,904	28,979
Gross margin %	53%	55%

OPERATING EXPENSES:
Sales and marketing expenses	8,420	9,670
Research and development expenses	4,176	7,062
General and administrative expenses	7,854	8,857
Operating expenses allocated to Parent	(2,723)	(1,947)
Exchange gain	(1,417)	(1,155)
Amortization expenses	1,029	1,296
Restructuring and other charges	844	602

Total operating expenses	18,183	24,385

Operating income	8,721	4,594
Operating margin %	17%	9%

Other loss, net	(269)	(10)

Income before income taxes	8,452	4,584
Income tax expense	(2,553)	(1,452)

Net income	5,899	3,132
Net loss (income) attributable to noncontrolling interest	1	(141)

Net income attributable to controlling interest	$5,900	$2,991

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.24	$0.11

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.24	$0.11

Weighted average shares of class A outstanding - basic and diluted	800,000	4,509,011

Weighted average shares of class B outstanding - basic and diluted	24,200,000	23,923,457

Total weighted average shares - basic and diluted	25,000,000	28,432,468

(1)	The Company originally used 4,800,000 and 24,200,000 class A and Class B ordinary shares, respectively, to calculate basic and dilutive earnings per share for periods presented prior to the completion of the initial public offering on NASDAQ. In connection with the audit of our financial statements for the year ended December 31, 2009, these amounts have been revised and the Company is now utilizing 800,000 and 24,200,000 class A and Class B ordinary shares, respectively.

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Six months ended June 30,
	2009	2010
REVENUE:
Licenses (including royalties from related parties of $387 and $986, respectively)	$14,956	$16,740
Maintenance (including royalties from related parties of $141 and $180, respectively)	49,018	48,736
Professional services (including royalties from related parties of $Nil and $114, respectively)	35,984	31,922
Hardware	1,004	2,048
SaaS	—	3,673

Total revenue	100,962	103,119

COST OF REVENUE:
Licenses	9,513	9,796
Maintenance	7,220	8,301
Professional services	30,273	26,045
Hardware	876	1,627
SaaS	—	1,811

Total cost of revenue	47,882	47,580

Gross profit	53,080	55,539
Gross margin %	53%	54%

OPERATING EXPENSES:
Sales and marketing expenses	16,073	19,239
Research and development expenses	8,707	13,748
General and administrative expenses	16,931	17,124
Operating expenses allocated to Parent	(5,584)	(4,289)
Exchange gain	(1,189)	(532)
Amortization expenses	2,288	2,576
Restructuring and other charges	1,275	1,175

Total operating expenses	38,501	49,041

Operating income	14,579	6,498
Operating margin %	14%	6%

Other income (loss), net	(125)	720

Income before income taxes	14,454	7,218
Income tax expense	(4,556)	(2,032)

Net income	9,898	5,186
Net loss (income) attributable to noncontrolling interest	50	(229)

Net income attributable to controlling interest	$9,948	$4,957

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.40	$0.17

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.40	$0.17

Weighted average shares of class A outstanding - basic and diluted	800,000	4,509,011

Weighted average shares of class B outstanding - basic and diluted	24,200,000	23,923,457

Total weighted average shares - basic and diluted	25,000,000	28,432,468

(1)	The Company originally used 4,800,000 and 24,200,000 class A and Class B ordinary shares, respectively, to calculate basic and dilutive earnings per share for periods presented prior to the completion of the initial public offering on NASDAQ. In connection with the audit of our financial statements for the year ended December 31, 2009, these amounts have been revised and the Company is now utilizing 800,000 and 24,200,000 class A and Class B ordinary shares, respectively.

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	March 31, 2010	June 30, 2010
OPERATING ACTIVITIES:
Net income	$2,054	$3,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	699	952
Amortization expense	5,105	4,753
Provision for bad debt	(109)	301
Stock compensation expenses	444	552
Exchange (gain) loss	623	(1,155)
Loss (gain) on disposal of available-for-sale securities	(319)	—
Accrued interest income from Parent	(358)	(277)
Accrued interest income	—	(42)
Changes in operating assets and liabilities:
Accounts receivable	(584)	(1,042)
Deposits, prepayments and other receivables	(2,611)	623
Other assets	(193)	(843)
Accounts payable	(107)	(3,342)
Income tax payable	203	1,077
Accrued liabilities	(1,305)	(2,435)
Deferred revenue	1,665	(2,062)
Other liabilities	265	(625)

Net cash provided by operating activities	5,472	(433)

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(2,246)	(21,075)
Payment for prior year acquisitions	—	(2,100)
Purchases of property and equipment	(306)	85
Disposal (purchase) of marketable securities	1,121	(390)
Investment in cost method investees	—	(1,920)
Decrease (increase) in restricted cash	—	18

Net cash used in investing activities	(1,431)	(25,382)

FINANCING ACTIVITIES:
Borrowings from (advances to) Parent, net	1,739	(17)
Short-term borrowings (payments), net	737	13,535
Purchases of treasury stock	(1,343)	(1,506)
Payments for capital lease obligations	(118)	(270)

Net cash provided by (used) in financing activities	1,015	11,742

Effect of exchange differences on cash	(903)	(938)

Net increase (decrease) in cash and cash equivalents	4,153	(15,011)
Cash at beginning of period	40,349	44,502

Cash at end of period	$44,502	$29,491

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
OPERATING ACTIVITIES:
Net income	$5,899	$3,132	$9,898	$5,186
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	783	952	1,606	1,651
Amortization expense	4,572	4,753	9,723	9,858
Provision for bad debt	338	301	574	192
Stock compensation expenses	201	552	382	996
Deferred income tax provision	(7)	—	(7)	—
Exchange gain	(1,417)	(1,155)	(1,189)	(532)
Loss (gain) on disposal of property and equipment	92	—	92	—
Gain on disposal of marketable securities	—	—	—	(319)
Accrued interest income from Parent	188	(277)	116	(635)
Interest income on restricted cash	(31)	—	(59)	—
Accrued interest income	—	(42)	—	(42)
Changes in operating assets and liabilities:
Accounts receivable	9,005	(1,042)	11,140	(1,626)
Deposits, prepayments and other receivables	(2,077)	623	(2,517)	(1,988)
Other assets	(141)	(843)	(266)	(1,036)
Accounts payable	369	(3,342)	769	(3,449)
Income tax payable	2,281	1,077	3,768	1,280
Accrued liabilities	(3,234)	(2,435)	(4,359)	(3,740)
Deferred revenue	(1,329)	(2,062)	(1,902)	(397)
Other liabilities	(279)	(625)	(21)	(360)

Net cash provided by operating activities	15,213	(433)	27,748	5,039

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	—	(21,075)	—	(23,321)
Payment for prior year acquisitions	—	(2,100)	—	(2,100)
Purchases of property and equipment	(289)	85	(687)	(221)
Capitalized software	(1,203)	—	(2,095)	—
Disposal (purchase) of marketable securities	—	(390)	—	731
Investment in cost method investees	—	(1,920)	(38)	(1,920)
Decrease in restricted cash	3,220	18	3,220	18

Net cash used in investing activities	1,728	(25,382)	400	(26,813)

FINANCING ACTIVITIES:
Borrowings from (advances to) Parent, net	(14,447)	(17)	(34,995)	1,722
Short-term borrowings (payments), net	309	13,535	121	14,272
Purchases of treasury stock	—	(1,506)	—	(2,849)
Payments for capital lease obligations	(280)	(270)	(365)	(388)

Net cash provided by (used) in financing activities	(14,418)	11,742	(35,239)	12,757

Effect of exchange differences on cash	620	(938)	339	(1,841)

Net increase (decrease) in cash and cash equivalents	3,143	(15,011)	(6,752)	(10,858)
Cash at beginning of period	17,446	44,502	27,341	40,349

Cash at end of period	$20,589	$29,491	$20,589	$29,491

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$1,904	$4,594
Add back restructuring and other charges	573	602
Add back depreciation expense	699	952
Add back amortization expense	1,280	1,296
Add back amortization expense included in cost of revenue	3,825	3,457
Add back stock compensation expense	444	552
Add back exchange (gain) loss	623	(1,155)
Add back deferred revenue grind	1,203	1,444

Adjusted EBITDA	$10,551	$11,742

Adjusted EBITDA margin %	20%	22%

	Three months ended
	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income attributable to controlling interest	$1,966	$2,991
Add back amortization expense	1,280	1,296
Add back amortization expense included in cost of revenue	3,825	3,457
Add back stock based compensation	444	552
Add back restructuring and other charges	573	602
Add back deferred revenue grind	1,203	1,444
Add back exchange (gain) loss	623	(1,155)
Add back non cash tax expense	348	871
Tax affect on all reconciling items @ 31%	(2,271)	(2,279)

Non-GAAP net income	$7,991	$7,779

Non-GAAP net income as % of revenue	15%	14%
Total weighted average shares outstanding (basic and dilutive)	28,793,256	28,432,468
Non-GAAP net income per share (basic and dilutive)	$0.28	$0.27

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$8,721	$4,594	$14,579	$6,498
Add back restructuring and other charges	844	602	1,275	1,175
Add back depreciation expense	783	952	1,606	1,651
Add back amortization expense	1,029	1,296	2,287	2,576
Add back amortization expense included in cost of revenue	3,544	3,457	7,436	7,282
Add back stock compensation expenses	201	552	382	996
Add back exchange gain	(1,418)	(1,155)	(1,189)	(532)
Add back deferred revenue grind	—	1,444	—	2,647

Adjusted EBITDA	$13,704	$11,742	$26,376	$22,293

Adjusted EBITDA margin %	27%	22%	26%	22%

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months ended June 30, 2009 and 2010:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010

Capitalized software credits	$(1,203)	$—	$(2,095)	$—

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income attributable to controlling interest	$5,900	$2,991	$9,948	$4,957
Add back amortization expense	1,029	1,296	2,287	2,576
Add back amortization expense included in cost of revenue	3,544	3,457	7,436	7,282
Subtract capitalized software credits	(1,203)	—	(2,095)	—
Add back stock based compensation	201	552	382	996
Add back restructuring and other charges	844	602	1,275	1,175
Add back deferred revenue grind	—	1,444	—	2,647
Add back exchange gain	(1,418)	(1,155)	(1,189)	(532)
Add back non cash tax expense	894	871	1,595	1,219
Tax affect on all reconciling items @ 31%	(1,369)	(2,279)	(2,879)	(4,550)

Non-GAAP net income	$8,422	$7,779	$16,760	$15,770

Non-GAAP net income as % of revenue	17%	14%	17%	15%
Total weighted average shares outstanding (basic and dilutive) (1)	25,000,000	28,432,468	25,000,000	28,432,468
Non-GAAP net income per share (basic and dilutive)	$0.34	$0.27	$0.67	$0.55

(1)	The Company originally used 4,800,000 and 24,200,000 class A and Class B ordinary shares, respectively, to calculate basic and dilutive earnings per share for periods presented prior to the completion of the initial public offering on NASDAQ. In connection with the audit of our financial statements for the year ended December 31, 2009, these amounts have been revised and the Company is now utilizing 800,000 and 24,200,000 class A and Class B ordinary shares, respectively.

CDC Software

Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income

(Amounts in thousands of U.S. dollars)

	Three Months Ended June 30, 2009			Three Months Ended March 31, 2010			Three Months Ended June 30, 2010
	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results
REVENUE:
Licenses	$7,826	$—	$7,826	$7,923	$—	$7,923	$8,817	$—	$8,817
Maintenance	24,820	—	24,820	24,870	932	25,802	23,866	793	24,659
Professional services	17,304	—	17,304	15,298	137	15,435	16,624	179	16,803
Hardware	659	—	659	907	—	907	1,141	—	1,141
SaaS	—	—	—	1,530	134	1,664	2,143	472	2,615

Total revenue	50,609	—	50,609	50,528	1,203	51,731	52,591	1,444	54,035

COST OF REVENUE:
Licenses	4,935	(3,544)	1,391	4,749	(3,825)	924	5,047	(3,457)	1,590
Maintenance	3,678	—	3,678	4,164	—	4,164	4,137	—	4,137
Professional services	14,455	—	14,455	13,743	—	13,743	12,302	—	12,302
Hardware	637	—	637	774	—	774	853	—	853
SaaS	—	—	—	538	—	538	1,273	—	1,273

Total cost of revenue	23,705	(3,544)	20,161	23,968	(3,825)	20,143	23,612	(3,457)	20,155

Gross profit	26,904	3,544	30,448	26,560	5,028	31,588	28,979	4,901	33,880
Gross margin %	53%		60%	53%		61%	55%		63%

OPERATING EXPENSES:
Sales and marketing expenses	8,420	—	8,420	9,569	—	9,569	9,670	—	9,670
Research and development expenses	4,176	1,203	5,379	6,686	—	6,686	7,062	—	7,062
General and administrative expenses	7,854	(201)	7,653	8,267	(444)	7,823	8,857	(552)	8,305
Operating expenses allocated to Parent	(2,723)	—	(2,723)	(2,342)	—	(2,342)	(1,947)	—	(1,947)
Exchange (gain) loss	(1,417)	1,417	—	623	(623)	—	(1,155)	1,155	—
Amortization expenses	1,029	(1,029)	—	1,280	(1,280)	—	1,296	(1,296)	—
Restructuring and other charges	844	(844)	—	573	(573)	—	602	(602)	—

Total operating expenses	18,183	546	18,729	24,656	(2,920)	21,736	24,385	(1,295)	23,090

Operating income (loss)	8,721	2,998	11,719	1,904	7,948	9,852	4,594	6,196	10,790
Operating margin %	17%		23%	4%		19%	9%		20%

Other income (loss), net	(269)	(1)	(270)	730	—	730	(10)	—	(10)

Income (loss) before income taxes	8,452	2,997	11,449	2,634	7,948	10,582	4,584	6,196	10,780
Income tax expense	(2,553)	(475)	(3,028)	(580)	(1,923)	(2,503)	(1,452)	(1,408)	(2,860)

Net income (loss)	5,899	2,522	8,421	2,054	6,025	8,079	3,132	4,788	7,920
Net loss (income) attributable to noncontrolling interest	1	—	1	(88)	—	(88)	(141)	—	(141)

Net income (loss) attributable to controlling interest	$5,900	$2,522	$8,422	$1,966	$6,025	$7,991	$2,991	$4,788	$7,779

Net income as a % of revenue	12%		17%	4%		15%	6%		14%